Irene Barberena-Meissner, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Hawaiian Electric Industries, Inc.

Registration Statement on Form S-3

File No. 333-234591

Dear Ms. Barberena-Meissner:

Please accept this letter as an amendment to the Registration Statement on Form S-3 (File No. 333-234591) filed with the Securities and Exchange Commission on November 8, 2019 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please contact Lucy Schlauch Stark at (303) 295-8000.

/s/ Kurt K. Murao
Kurt K. Murao
Vice President — Legal & Administration and Corporate Secretary
Hawaiian Electric Industries, Inc.

cc: Lucy Schlauch Stark, Esq.